Filed pursuant to Rule 433 Registration No. 333-125271 September 12, 2007

Wachovia Corporation

$1,700,000,000 5.75% Notes due June 15, 2017

Issuer:	Wachovia Corporation
Securities:	5.75% Notes due 2017
Trade Date:	September 12, 2007
Settlement Date:	September 17, 2007
Maturity Date:	June 15, 2017
Total Amount Outstanding:	$1,700,000,000; $350,000,000 of which is initially offered on the date hereof.
Coupon:	5.750%
Yield:	5.897%
Price to Public:

98.910%

The price to the public does not include accrued interest. Interest on the notes accrues from June 8, 2007. Accrued interest from June 8, 2007 to, but not including September 17, 2007, must be paid to the Issuer.

Accrued Interest:	$5,534,380
Gross Proceeds to Issuer:	$351,719,380
Gross Spread:	0.45%
Price to Issuer:	98.46% with respect to the $350,000,000 being offered hereby.
Gross Spread ($):	$1,575,000
Net Proceeds to Company:	$350,144,380
1st Coupon Payment Date:	December 15, 2007
Coupon Payment Dates:	June 15 / December 15
Day Count Basis:	30 / 360
CUSIP / ISIN:	929903DT6 / US929903DT69
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$339,500,000
Co-Managers:	Samuel A. Ramirez & Company, Inc.	$5,250,000
	Utendahl Capital Partners, L.P.	$5,250,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.